UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41981

LOBO TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Pricing and Closing of $2 Million Best Efforts Offering

On March 23, 2026, LOBO TECHNOLOGIES LTD., a British Virgin Island company (the “Company”), priced a best efforts public offering for the sale of Units, as defined below, for aggregate gross proceeds to the Company of $2 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. The offering was comprised of 3,921,567 units (each a “Unit”), each consisting of one Class A ordinary share, par value $0.001 per share, of the Company (the “Class A Ordinary Shares”), one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), or in lieu thereof, 3,921,567 pre-funded units (each a “Pre-Funded Unit”), consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one Class A Ordinary Share, one Series A Warrant, and one Series B Warrant. The public offering price of the Units was $0.51 per Unit. The public offering price of the Pre-Funded Units was $0.509, representing the public offering price per Unit, minus $0.001, and the exercise price per Pre-Funded Warrant is equal to $0.001 per share. For each Pre-Funded Unit sold in the offering, the number of Units in the offering was decreased on a one-for-one basis.

Each of the Series A Warrants and Series B Warrants is exercisable to purchase one Class A Ordinary Share at an exercise price of $0.561 per share, subject to adjustment as set forth therein, which represents 110% of the public offering price per Unit. The Series A Warrants and Series B Warrants are exercisable immediately upon issuance and will expire on the second anniversary of the date of issuance. If, at the time of exercise, there is no effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Series A Warrants, the Series A Warrants may be exercised on a cashless basis in accordance with their terms.

The Series B Warrants may be exercised pursuant to a “zero exercise price option,” whether or not there is an effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Series B Warrants. In such event, the number of Class A Ordinary Shares issuable upon exercise of the Series B Warrants shall be determined in accordance with the formula set forth therein; provided, however, that in no event shall the aggregate number of Class A Ordinary Shares issuable upon exercise of the Series B Warrants pursuant to such option exceed 19,607,835 shares, which represents five times the number of shares issuable upon a cash exercise of the Series B Warrants.

A holder of the Series A Warrants or Series B Warrants may not exercise any portion of such warrants to the extent that, after giving effect to such exercise, such holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise; provided, however, that upon at least 61 days’ prior written notice to the Company, a holder may increase such limitation to up to 9.99%.

The foregoing descriptions of the Series A Warrants and Series B Warrants are qualified in their entirety by reference to the forms of such warrants, copies of which are filed as exhibits to this Report and are incorporated herein by reference.

Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Unit will be equal to the price per share minus $0.001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.001 per share. The Pre-Funded Units will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99% upon 61 days prior written notice to the Company) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

The securities in the offering are being offered pursuant to a securities purchase agreement, dated March 23, 2026, by and between the Company and the purchasers named therein (the “Securities Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-292027), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2025 and declared effective by the SEC on March 23, 2026.

On January 26, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with ARC Group Securities LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 7.0% of the aggregate gross proceeds from investors introduced by the Placement Agent, and 3.0% of the aggregate gross proceeds raised from investors introduced directly by the Company and mutually agreed upon by the Company and the Placement Agent in the offering, and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $50,000.

On March 23, 2026, the Company issued a press release announcing the pricing of the offering.

The offering was closed on March 30, 2026  . The Company received net proceeds of $1.85 million , after deducting placement agent commissions and offering expenses. The Company intends to use the net proceeds from the offering to fund its development programs, for working capital and other general corporate purposes.

Copies of (i) form of the Pre-Funded Warrants, (ii) form of Series A Warrant, (iii) form of Series B Warrant, (iv) form of Securities Purchase Agreement, (v) the Placement Agency Agreement, and (vi) the press release issued on March 23, 2026, are filed as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 99.1, respectively, to this Form 6-K, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement, dated March 23, 2026
10.2	Placement Agency Agreement, dated January 26, 2026
99.1	Press Release, dated March 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

LOBO TECHNOLOGIES LTD.

	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer